EXHIBIT 12.1
BRT REALTY TRUST AND SUBSIDIARIES
SCHEDULE OF COMPUTATION OF RATIO AND EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratios)

	Years Ended September 30,
	2015	2014	2013	2012	2011
Earnings:
(Loss) income from continuing operations	$(1,605)	$(17,566)	$(6,937)	$(5,927)	$3,990
Interest expense	24,177	20,670	11,978	3,778	1,030
Total earnings	$22,572	$3,104	$5,041	$(2,149)	$5,020
Fixed charges:
Interest expense	$24,177	$20,670	$11,978	$3,778	$1,030
Capitalized interest	2,985	1,310	2,277	1,655	775
Total fixed charges	$27,162	$21,980	$14,255	$5,433	$1,805
Ratio of earnings to fixed charges	.83	.14	.35	(.40)	2.78